ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 2, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Perry Hindin, Special Counsel

Re:	Paratek Pharmaceuticals, Inc.
Amendment No. 1 to Schedule 13E-3 filed July 28, 2023
File No. 005-81821
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
File No. 001-36066

Dear Mr. Hindin:

We are submitting this letter on behalf of Paratek Pharmaceuticals, Inc. (the “Company”) in response to an oral comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by on July 31, 2023, with regard to Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on July 28, 2023 (the “Amended Preliminary Proxy Statement”) and Amendment No. 1 to the transaction statement on Schedule 13E-3 filed with the Commission on July 28, 2023 (the “Amended Schedule 13E-3”) by the Company, GPC WH Fund LP, Novo Holdings A/S, Resistance GP LLC, Resistance TopCo L.P., Resistance Holdings, Inc., Resistance Intermediate, Inc., Resistance Acquisition, Inc., Resistance Merger Sub, Inc. and Evan Loh, M.D. (collectively, the “13E-3 Filing Persons”).

In connection with this letter responding to the Staff’s comment, the Company is filing the Definitive Proxy Statement (the “Definitive Proxy Statement”) and the 13E-3 Filing Persons are filing Amendment No. 2 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). The Definitive Proxy Statement and the Amended Schedule 13E-3 reflect revisions made in response to the comment of the Staff and the updating of other information.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures under the heading “Special Factors—Considerations of the Company Board and Procedural Safeguards with respect to the Contemplated Transactions” appearing on page 46 of the Definitive Proxy Statement.

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Please do not hesitate to contact me at (617) 235-4824 if you have any questions.

Sincerely,

/s/ Tara Fisher Oh
Tara Fisher Oh

cc:	Bill Haskel, Esq. (Paratek Pharmaceuticals, Inc.)
Christopher Comeau (Ropes & Gray LLP)